Exhibit 99.1

CBL International Announces 1-for-13 Reverse Share Split

KUALA LUMPUR, Malaysia, July 16, 2026 — CBL International Limited (“CBL International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” or “our company”) (Nasdaq: BANL), an established marine fuel logistics company providing one-stop solution for vessel refueling, today announced that it intends to effect a reverse share split of its Class B ordinary shares on a 1-for-13 basis (the “Reverse Share Split”). The Company’s Class B ordinary shares will begin trading on a post-split basis when the market opens on July 20, 2026. The Company’s Class B ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “BANL” with a new CUSIP number G1991X133.

The Reverse Share Split has been approved by the Company’s shareholders and the Company’s board of directors, and is being effectuated primarily to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) relating to the maintenance of the minimum bid price per share of the Company’s Class B ordinary shares.

Prior to the Reverse Share Split, there are currently 14,325,327 Class B ordinary shares issued and outstanding. Upon the effectiveness of the Reverse Share Split, every thirteen (13) shares of par value of USD0.0001 each of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares as of the effective date will automatically be combined into one (1) Class A ordinary share of par value of USD0.0013 each of the Company and one (1) Class B ordinary share of par value of USD0.0013 each of the Company, respectively. Any fractional shares that would have otherwise resulted from the Reverse Share Split will be rounded up to the next whole number at the participant level and no fractional shares will be issued. The Reverse Share Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the rounding up of fractional shares.

About CBL International Limited

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistics company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as a bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 70 major ports covering Australia, Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Netherlands, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey, and Vietnam. While the Group’s primary focus remains on its established bunkering facilitation services, it has taken a measured step to broaden its presence in the sustainable energy supply chain through the distribution of sustainable fuel materials and biofuel supply. The Group actively promotes the use of alternative fuels and holds the ISCC EU and ISCC Plus certifications, as well as an EcoVadis Silver Medal. For more information about our company, please visit our website at https://www.banle-intl.com.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

CBL International Limited

Investor Relations Department

Email: investors@banle-intl.com